UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________

APPLICATION FOR AN ORDER OF EXEMPTION ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTIONS 17(a)(1) AND 17(a)(2) OF THE 1940 ACT, PERMITTING CERTAIN TRANSACTIONS IN ACCORDANCE WITH SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PURSUANT TO RULE 17d-1(A) OF THE 1940 ACT
__________________________

MMA PRAXIS MUTUAL FUNDS
MMA COMMUNITY DEVELOPMENT INVESTMENTS, INC.
_________________________

Pursuant to Rule 0-2(f), each Applicant hereby states that all communications and questions concerning the Application should be directed to:

Mark Regier
MMA Community Developments Investments, Inc.
1110 North Main Street
Goshen, Indiana  46528

Copies to:
Laura Anne Corsell, Esq.
Montgomery, McCracken, Walker & Rhoads, LLP
123 South Broad Street
Avenue of the Arts
Philadelphia, PA 19109

and

Anthony Zacharski, Esq.
Dechert, LLP
90 State House Square
Hartford, CT  06103

Total Number of Pages: 28

Exemptive Application
January 12, 2009
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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

__________________________________________________ In the Matter of MMA PRAXIS MUTUAL FUNDS MMA COMMUNITY DEVELOPMENT INVESTMENTS, INC. __________________________________________________
APPLICATION PURSUANT TO SECTIONS 6(C) AND 17(B) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) FOR AN ORDER EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTIONS 17(a)(1) AND 17(a)(2) OF THE 1940 ACT, PERMITTING CERTAIN TRANSACTIONS IN ACCORDANCE WITH SECTION 17(D) OF THE 1940 ACT AND RULE 17D-1 THEREUNDER PURSUANT TO RULE 17D-1(A) OF THE 1940 ACT.

INTRODUCTION AND SUMMARY

MMA Praxis Mutual Funds (the “Trust”) and MMA Community Development Investments, Inc. (“MMA-CDI”) (collectively referred to herein as “Applicants”) 1 hereby request that the Securities and Exchange Commission (“SEC” or the “Commission”) issue an order permitting each of the Trust’s investment portfolios (collectively, the “Praxis Funds”) to invest a limited portion of their respective net assets in securities issued by MMA-CDI.  This order (“Requested Order”) would supersede an existing order of exemption (“Original Order”) that was issued to Applicants on December 11, 2001.  The Original Order, which was issued pursuant to an application (“Original Application”) filed pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (“1940 Act").2

1 Applicants request that (i) all portfolios of the Trust, including portfolios organized in the future, and any other registered investment companies that in the future are advised by the Trust’s current investment adviser, Menno Insurance Services, Inc. d/b/a/ MMA Capital Management, any successor entity to MMA Capital Management or any person controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with MMA Capital Management; and (ii) any entity that is organized by MMA-CDI in the future and is controlled by MMA-CDI be expressly permitted to rely on the Requested Order.  All existing entities and other investment companies that currently intend to rely on the Requested Order have been named as applicants herein, and any future investment company that subsequently relies on the Requested Order will do so only in accordance with the terms and conditions set forth in herein
2 In the Matter of MMA Praxis Mutual Funds and  MMA Community Development Investments, Inc., Investment Company Act of 1940 Release No. 25315 (December 11, 2001) (Order).

Exemptive Application
January 12, 2009
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The Original Order permits the Praxis Funds, each of which is a separate series of the Trust, which is registered as an open-end, series investment company under the 1940 Act, to purchase variable rate notes issued by investment pools maintained by MMA-CDI, a not-for-profit corporation that is part of Mennonite Mutual Aid (“MMA”), the financial services arm of the Mennonite Church, provided that such investments are made in accordance with the terms set forth in the Original Application.3  Such investment pools are designed to fund MMA-CDI’s community development investment programs (“Community Development Program” or “Program”).  The primary investment adviser for the Praxis Funds is Menno Insurance Services, Inc. d/b/a MMA Capital Management (“MMA Capital”).

Since the Original Order was issued, Applicants have gained substantial experience with respect to community development investing in general and in overseeing the Community Development Program established by MMA-CDI.  Based on this experience, MMA-CDI has determined that certain changes in the Program are appropriate.  The Requested Order, which would supersede the Original Order, would permit Applicants to implement such changes, as described herein.

This Application is organized in five parts.

•	Part I summarizes the relief granted in the Original Order and the scope of the relief sought in the Requested Order.

•
Part II includes a description of the Trust and the Praxis Funds, background relating to the Trust’s commitment to community development investing and information about MMA-CDI and the MMA-affiliated organizations that, like MMA-CDI are overseen by the Board of Directors of MMA (the “MMA Board”) and operate in accordance with the principles of stewardship investing and the Statement of Policy, as well as an overview of the Community Development Program, including the manner in which program investments are made and monitored.

•
Part III describes the variable rate notes that may be issued by the investment pools organized and maintained by MMA-CDI, including those in which the Praxis Funds have invested in accordance with the Original Order.

•	Part IV describes other matters relating to the administration of, and the expenses incurred by MMA-CDI, in connection with the Community Development Program.

•	Part V sets forth the Applicant’s legal analysis and the basis upon which the Commission may, consistent with the policies underlying relevant sections of the 1940 Act, issue the Requested Order.

PART I     COMPARISON OF THE ORIGINAL ORDER AND THE REQUESTED ORDER

The summary table below compares the terms of the Original Order to the relief Applicants seek in the Requested Order.

3  The terms and conditions set forth in the Original Application are summarized in Part I of the Application and in the notice of application relating to the Original Application (Investment Company Act Release No. 25263 (November 14, 2001).

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January 12, 2009
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Terms and Conditions Underlying Original Order	Terms and Conditions Sought in Requested Order
1.
Scope of Relief.  The Original Order permits the Praxis Funds to acquire variable rate notes issued by certain investment pools organized and maintained by MMA-CDI in furtherance of their commitment to community development investing.  Both existing investment pools and future pools may rely on the Original Order.

Requested Order would also permit registered investment companies managed by certain successors to MMA Capital and certain non-profit entities controlled by MMA-CDI to rely on the Requested Order.
2.
Maximum Fund Limit on Community Development Investing.  The Original Order recognizes that the Praxis Funds are authorized to invest up to 3% of assets in securities that present opportunities for furthering social and economic well-being of disadvantaged individuals and their communities at below prevailing market rates.
Procedures adopted by the Board of Trustees of Trust (“Praxis Board”) permit up to 1% of assets to be invested in community development investments with yields expected to be less than 90% of the rate on U.S. Treasury instruments of similar maturities.

Requested Order would similarly recognize the Praxis Funds’ commitment to community development investing and the procedures adopted by the Praxis Board.  The Requested Order would more expressly recognize that the limits in the procedures adopted by the Praxis Board are not fundamental and may be changed by the Praxis Board, subject to notice to shareholders.

3.
Authorization to Implement Commitment to Community Development Investment through MMA-CDI.  The Original Order permits MMA Capital to pursue, on behalf of the Praxis Funds, community development investing through the purchase of variable rate notes issued by investment pools maintained by MMA-CDI.  In doing so, MMA Capital is subject to fiduciary obligations to the Praxis Funds, oversight procedures established by the Praxis Board and the investment objectives, policies and restrictions of the Praxis Funds.

No change requested.
4.
Structure of Variable Rate Notes Issued by MMA-CDI Investment Pools.  The Original Order recognizes that notes are exempt from registration under section 3(a)(4) of the Securities Act of 1933; that notes issued by any pool would have the same characteristics (except for maturities and returns) and that all noteholders (including the Praxis Funds) are able to acquire/liquidate notes on terms no less advantageous than MMA-affiliated organizations.

Requested Order would permit notes issued by the investment pools to differ from notes acquired or held by any Praxis Fund provided that any such notes:  (i) pay interest at a rate computed per the formula set forth in this Application; or (ii) provide for the payment of interest to noteholders other than the Praxis Fund at a rate that, as of the time of purchase, is equal to or lower than the rate to which any Praxis Fund is entitled and are subordinated to notes held by any Praxis Fund.

While the right of non-Praxis noteholders to acquire and/or liquidate notes may vary, the Requested Order would continue to require the rights of any Praxis Fund with respect to these matters be on terms no less advantageous than those of any  MMA-affiliated organization.

Exemptive Application
January 12, 2009
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5.
Stewardship Investing.  The Original Order recognizes the investment pools maintained by MMA-CDI are part of a program (“Community Development Program”) that is consistent with the overall commitment of MMA to prudent financial management and to stewardship investing in accordance with policies established by MMA.

No change requested
6.
Interest Rate Formula.  Under the Original Order, the current investment pools issue variable rate notes with maturities of between one and five years.  The Original Order contemplated two pools, with average returns of 60% of the applicable Treasury Rate for the “below market pool” and 90% of this rate for the "near market pool."  Interest rates adjust semi-annually. Notes may be made available in any principal amount.

Requested Order would permit MMA-CDI  (i) to compute interest rates with reference to the average of the applicable U.S. Treasury Rate over the preceding three year period (“Average Treasury Rate”); (ii) to pay interest at 50%  of the Average Treasury Rate for the below market pool and 80% of that rate for the near market pool; and (iii) to establish both an interest rate cap and an interest rate floor on rates payable to Noteholders.  These figures would be subject to change by MMA-CDI once each year, with notice and provided that noteholders would be afforded the ability to tender notes at face value (including accrued interest) without penalty or discount.

7.
Participating Borrowers.  Investments by MMA-CDI in the community development organizations that receive loans from any pool will be evidenced by promissory notes, with terms of one to five years and below market interest rates.  Such notes will be unsecured, general recourse obligations and payable to MMA-CDI semi-annually.  MMA-CDI's loan portfolio will be structured so that the aggregate payments will be sufficient to meet MMA-CDI's obligations to noteholders and operating expenses.

Requested Order would expressly permit investment pools that issue notes to the Praxis Funds to provide loans to organizations that receive support from certain other MMA-affiliated organizations and to participate in such support programs with other MMA-affiliated organizations.  Additionally, the Requested Order would permit promissory notes issued by certain investment pools to be acquired by the near market or below market pools, provided such pools are established to carry out the objectives of the community development investment program.

8.
Disclosure.  The Original Order requires that prospectuses for the Praxis Fund disclose has the commitment; that the Praxis Board will review the adequacy of each Praxis Fund's disclosure relating to community development investing which must identify MMA-CDI and its affiliation with the MMA Capital and management of the MMA-CDI program; that prospective investors in  the investment pools will be provided with offering documents describing the program and its risks as well as the fact that one or more MMA-affiliated organizations may invest in the pools but will do so on terms that are no more advantageous than those available to other investors.

Requested Order would  provide that, consistent with the policies underlying Section 17, required disclosures will state that MMA-affiliated organizations may purchase notes issued by the investment pools but will do so on terms that are no more advantageous than those available to the Praxis Funds.

9.
No Compensation to MMA-CDI.  The Original Order requires that noteholders will not be subject to any fee or sales charge; that the value of  the notes, once issued, will not be affected by operating expenses associated with the MMA-CDI program; and that no MMA affiliated organization will receive any compensation for services provided to  MMA-CDI or for the Praxis Funds' investment in the notes.  The Original Order recognizes that MMA-CDI may realize a basis point spread on each community development investment to cover administrative and overhead costs and that the value of notes held by the Praxis Funds will be included in the calculation of asset based advisory fees payable by the Praxis Funds to MMA Capital.

Requested Order would expressly state that MMA-CDI may reimburse MMA-affiliated organizations for costs and expenses associated with MMA-CDI’s operating overhead and related expenses in accordance with customary resource cost sharing agreements, provided that no such reimbursement will affect the value of, or interest paid under the terms of any variable rate note issued in reliance on the Requested Order.

Exemptive Application
January 12, 2009
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Applicants represent that the modifications and clarifications summarized above and more fully set forth in the remainder of this Application are fully consistent with the legal and policy analysis set forth in the Original Application.  Applicants further represent that participation of the Praxis Funds in the Community Development Program has provided an efficient and cost effective means for the Praxis Funds to make the types of community development investments authorized by the Praxis Board and contemplated by the community development objective identified in their prospectuses and that such benefits will continue to be realized by the Praxis Funds under the Requested Order.  Applicants also state that neither the changes in the Program described in this Application nor the issuance of the Requested Order will diminish the benefits that the Praxis Funds have achieved through their participation in the Program to date.  Applicants further state that the facts and circumstances set forth in this Application afford a basis upon which the Commission may, consistent with its authority under the 1940 Act and the purposes and policies fairly intended by the policies and provisions of that Act, make the findings necessary to support the granting of the Requested Order.

Part I    APPLICANTS.

1.      The Trust.  The Trust was organized as a Delaware statutory trust on September 27, 1993, and is registered with the Commission as an open-end management investment company.4   Each of the Praxis Funds is a separate investment portfolio or “series” of the Trust.  The primary investment adviser for each of the Praxis Funds is MMA Capital.

Although each of the Praxis Funds has distinct investment objectives and policies, a guiding philosophy of each of the Praxis Funds is “stewardship investing.”  Stewardship investing is a philosophy of financial decision-making motivated and informed by the convictions of the Mennonite community. This approach holds in tension a responsibility for the productive use of financial resources and a deep-seated concern for the individuals, communities, and environments that are affected by investment choices made by individuals and institutions.  Accordingly, in carrying out the investment program for each of the Praxis Funds, MMA Capital analyzes each issuing company’s performance on social issues in light of the Fund’s stewardship investing guidelines.

4 Investment Company Act File No. 811-08056.  Current Praxis Funds offered by the Trust include the Intermediate Income Fund, which seeks current income and, to a lesser extent, capital appreciation, by investing primarily in fixed income securities of all types; Core Stock Fund, which seeks capital appreciation and, to a lesser extent, current income, by investing primarily in undervalued equity securities of large capitalization companies; International Fund, which seeks capital appreciation and, to a lesser extent, current income, by investing primarily in equity securities of foreign companies; Value Index Fund, which seeks capital appreciation by maintaining a portfolio of stocks intended to parallel the investment performance of the U.S. large cap value equities market; Growth Index Fund, which seeks capital appreciation by maintaining a portfolio of stocks intended to parallel the investment performance of the U.S. large cap growth equities market, while incorporating socially responsible investing criteria; and the Small Cap Fund which seeks to maximize long term capital appreciation by primarily investing in equity securities of smaller companies.  Each Fund pursues its investment program in accordance with certain socially responsible investing guidelines and screens.  Each Praxis Fund currently offers two classes of shares.  Shareholders of any of the Praxis Funds are permitted to exchange their shares for shares of any other Praxis Fund.

Exemptive Application
January 12, 2009
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Consistent with the foregoing philosophy and the more specific criteria for socially responsible investing set forth in the prospectus relating to each of the Praxis Funds, the Praxis Board has authorized each of the Praxis Funds to commit up to 3% of their respective assets to community development investments notwithstanding that such investments offer a rate of return below the market rate prevailing at the time of the investment.  The Praxis Board has also approved the use of MMA-CDI as a vehicle for implementing this commitment to community development investing.  Accordingly, the Praxis Funds have purchased variable rate notes issued by certain investment pools maintained by MMA-CDI in accordance with the Original Order.  These investments are consistent with the investment policies of the Praxis Funds, as disclosed in the prospectus relating to the Praxis Funds.

2.      MMA-CDI.  MMA-CDI is a not-for-profit corporation organized under the laws of Indiana on January 18, 2000.  MMA-CDI was organized by MMA as part of MMA’s effort to implement a program of community development investing that is consistent with both prudent financial management and MMA’s deeply-held commitment to stewardship investing.  The primary funding vehicles for this program are investment pools organized and maintained by MMA-CDI.  These pools are designed to issue variable notes, the proceeds of which are loaned directly to community development organizations selected by MMA-CDI.  Currently, MMA-CDI maintains two investment pools (“Existing Pools”) and the Praxis Funds currently hold notes issued by each of these pools.  MMA-CDI may, however, organize other investment pools in the future and may, consistent with applicable regulations, make interests in such pools (“Subsequent Pools”) available to the Praxis Funds.  For purposes of this application, the Existing Pools and the Subsequent Pools may collectively be referred to as “MMA Funding Pools.”  The management of the business, property and affairs of MMA-CDI is vested in its Board of Directors (“MMA-CDI Board”). Under MMA-CDI’s corporate charter and bylaws, a majority of the members of the MMA-CDI Board are selected by the MMA Board.

Part II    OVERVIEW OF THE COMMUNITY  DEVELOPMENT PROGRAM.

A.        Purpose and Objectives.  MMA-CDI was organized as part of MMA’s effort to implement a commitment to the creative use of market tools as a means to have a direct financial impact on disadvantaged individuals and their communities and, specifically, to assist them in exploiting existing resources of ability and human potential to create long-term sustainability and self-sufficiency.

This commitment is set forth in policies adopted by MMA (“MMA Policy”), which policy was presented to the Praxis Board in connection with its initial review of the Program and the Funds’ participation in the Program.  It is a principle of the MMA Policy that community development investments will be made in a manner that is consistent with providing the highest possible degree of security within that class of investments referred to as “community development investments.”

B.        Selection of Investments.  As an instrument of MMA’s commitment to community development investing, MMA-CDI selects investments for inclusion in the investment pools it organizes and maintains in accordance with detailed policies adopted by MMA-CDI (“MMA-CDI Procedures”, which are, in turn, based on the principles set forth in the MMA Policy.  (For purposes of this Application, the MMA Policy and the MMA-CDI Procedures are referred to collectively as the “Statement of Policy.”) The following is a summary of the types of factors used by MMA-CDI in selecting those community development organizations (sometimes referred to herein as “Participating Borrowers”) to which loans will be made by the investment pools.

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January 12, 2009
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1.  Types of Investments.  Under the Statement of Policy, community development investments may be made in a variety of ways, including through the making of loans, the purchase of debt securities, provision of collateral support and credit enhancements and providing direct loans to community development programs.5  Certain general criteria that will also be taken into consideration in the selecting of community development investments include: (i) the borrowing organization’s nonprofit status and focus on community development projects; (ii) the organization’s history of conducting itself and its programs in a manner consistent with MMA and the understandings of the Mennonite faith tradition; and (iii) a preference for investment opportunities that benefit Mennonite communities or support efforts of significant concern and interest to the organization’s primary Mennonite constituency.  All investments made by MMA-CDI must be denominated in United States dollars and are expected to be made for terms of between one and five years.

Other organizations that may be deemed to be affiliated with MMA, including MMA Capital, conduct their operations in accordance with principles of stewardship investing and include community development investing as a component of this commitment.  From time to time community development organizations selected in accordance with the criteria described in the Application may also be the recipients of support, such as loans, mortgages, donations or grants obtained through other MMA affiliated organizations.6  If the Requested Order is issued by the Commission, the Existing Pools will be permitted to make loans to Participating Borrowers at the same time as, or as co-participants with other MMA-affiliated organizations.  MMA-affiliated organizations include both “for profit” and “not-for profit” entities, but all such entities are controlled by the MMA Board.  MMA CDI represents that, to the extent that an Existing Pool is a co-participant in any financing arrangement with a “for profit” organization that is an MMA-affiliated organization, MMA-CDI will make every effort to ensure that the terms upon which the Existing Pools participate will be the same as or more advantageous than the terms on which the “for profit” co-participants participate.

2.  Factors relevant to the analysis of community development investments.  The Statement of Policy provides that analysis of prospective community development investments will be focused on both financial and social objectives.  From a financial perspective, community development investment opportunities are carefully evaluated in accordance with more traditional investment criteria.  Prospective investments are analyzed in an effort to ascertain (i) the risk potential and financial stability, including asset quality, of the borrowing organization; (ii) the expertise, experience and stability of management; (iii) the level of local support for the project; (iv) the existence and viability of market or business plans; (v) cash flow, debt-equity ratios, existing collateral (or equity) stakes, profitability and other financial indicators; (vi) the borrowing organization’s history of achievement and project success; and (vii) depth of financial reporting and responsiveness to reporting requests.  The relative security of each prospective investment is carefully reviewed with a view to identifying organizations that will be capable of meeting agreed upon repayment schedules.  Also potentially relevant in the analysis is the extent to which the borrowing organization’s sources of support may be diversified (or concentrated) as a result of the investment under consideration.  Subject to the criteria above, the rate of return available in connection with a community development investment relative to, for example, the prevailing interest rate environment is also a factor in the selection process.

5 Other possibilities include, but are not limited to purchasing debt instruments issued by intermediary agencies, such as low-income housing loan funds, micro-enterprise organizations and similar entities; purchasing community investment bonds and other similar secondary market instruments.  There is a market for equity securities issued by community development organizations but, at present, MMA-CDI does not contemplate the organization of any pool that would be authorized to make equity investments in any community development organization.  Applicants further state that purchases by the Trust of securities issued by any such pool is not within the scope of the relief requested by this Application.
6 As used in this Application, the term “MMA affiliated organizations” does not include the Trust or the Funds.

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January 12, 2009
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Additional factors relevant in evaluating community development investment opportunities include (i) the expected social impact of the specified program and the relevance of the program to the social and financial objectives set forth in the Statement of Policy; (ii) the type of investment involved (e.g. direct loan or credit enhancement); (iii) the amount of the investment to be made; (iv) the rate of interest at which the prospective borrowing organization seeks to repay the lending organization; (v) the prevailing interest rates in the marketplace as a whole and anticipated interest rate trends; and (vi) any financial limitations or concerns that may be applicable to MMA’s overall commitment to community development investment, such as type of investments (e.g. direct loan or credit enhancement), geographic distribution and types of community development activities supported as a result of the investment.

C.        Other Funding Sources for the Program.  Although the primary means of funding the Program at this time is the sale of notes issued by the Existing Pools, from time to time MMA-CDI seeks funding for the Community Development Program from additional sources.  These sources may include initial program-related investments,7 grants and subordinated loans from charitable foundations and other sources.  Among other things, MMA-CDI may seek to use these grants and loans to establish reserves or similar financial supports such as “loan loss reserves” or “first loss” programs funded by a charitable foundation or other investors.

Part III:	DESCRIPTION OF VARIABLE RATE NOTES ISSUED BY THE EXISTING POOLS CURRENTLY AVAILABLE TO THE PRAXIS FUNDS; REASONS FOR PROPOSED MODIFICATIONS IN FUTURE NOTES

A.        Variable Rate Notes.  As noted above, the principal mechanism through which MMA currently funds the Community Development Program is the sale of variable rate notes issued by one of the two Existing Pools.8  The first of these is referred to as the “below-market rate pool.”  Variable rate notes for the “below-market rate pool” currently outstanding have maturities of between one and five years and expected average returns of 60% of the rate then available on U.S. Treasury instruments of similar maturity (“Treasury Rate”).  The second pool – referred to as the “near-market rate pool” – currently has notes outstanding with maturities ranging between three and five years and expected average returns of 90% of the current Treasury Rate.  Interest rates payable on these notes are adjusted semi-annually to reflect changes in the return on U.S. Treasury instruments with similar maturities.

7 A “program-related investment” (“PRI”) is the common term used by foundations for a community investment. It is distinguished from a traditional foundation investment by the following characteristics: (1) a charitable purpose is the primary motivation; (2) generating income is not a significant motivation; and (3) PRIs cannot be made with intent to influence legislation or political election. Reg. 53.4944-3(a)(1) and Section 4944 of the Internal Revenue Code of 1986 (the “Code”).
8 As of the date of this Application, variable rate notes have been issued to certain MMA affiliated organizations and are expected to be made available to other such organizations, as well as institutional investors and qualified high net worth investors.  MMA-CDI may, however, seek to offer similar securities to other types of investors, including individual investors, in the future.   Applicants state that these notes are exempt from registration under the Securities Act of 1933 by virtue of Section 3(a)(4) of the Securities Act of 1933.  That section provides, in pertinent part:  “Except as hereinafter expressly provided, the provisions of this title shall not apply to the following class of securities: ... Any security issued by a person organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes and not for pecuniary profit and no part of the net earnings of which inures to the benefit of any person, private stockholder or individual.”  MMA-CDI is exempt from registration under the 1940 Act by virtue of Section 3(c)(10) of the 1940 Act.  That section exempts from the definition of “investment company,” contained in Section 3(a) of the 1940 Act, “. . . (a)ny company organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes, no part of the net earnings of which inures to the benefit of any private shareholder or individual.”  (See, Section 3(c)(10)(A) of the 1940 Act).  Applicants state, however, that the Commission has not made an independent determination that such notes are exempt from registration or that MMA-CDI is excluded from the definition of an investment company or exempt from registration as an investment company.

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January 12, 2009
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B.        Impact of Volatile Interest Rate Environment; Proposed New Interest Rate Formula.  The Praxis Funds first purchased variable rate notes in connection with the Program following issuance of the Original Order, at which time the applicable Treasury Rate was 4.38%.9  Loans were then being made pursuant to the Community Development Program at rates that were sufficient to allow MMA-CDI to meet its obligations to noteholders.  For several months thereafter, the Treasury Rate declined, consistent with an overall decline in interest rates in the market at that time.  During this period, payments by borrowing organizations were fully adequate to meet MMA-CDI’s obligations to the holders of the notes issued by the Existing Pools (including the Praxis Funds) and to fund further loans to the community of high social impact organizations it seeks to serve.

As interest rates began to rise in 2004, however, MMA-CDI became aware of two difficulties relating to the manner in which the rates were computed.  First, the increase in prevailing interest rates resulted in an increase in the interest payments required to be made to holders of notes issued by the Existing Pools.  This created a “mismatch” between the rates MMA-CDI was receiving from borrowers to whom fixed rate loans had been made and the rate it was obligated to pay to note holders.  Second, and although interest rates associated with loans in MMA-CDI’s loan portfolio are, in many cases, subject to periodic reset, MMA-CDI realized that there is a functional cap on the potential interest income from a large portion of MMA-CDI’s investment pool.  This cap is the result of the fact that many borrowers in the community to be served under the principles set forth in the Statement of Policy do not have the capacity to borrow above certain interest rate levels.  When this point is reached by a particular organization, the organization is likely turn to traditional funding sources, such as charitable gifts, grants or loans subsidized by government or private sources, or curtail the services that it provides to its constituency.

During the “mismatch” period, MMA-CDI continued to honor outstanding notes issued by the Existing Pools in accordance with their terms.  To avoid jeopardizing the overall Program, however, the Existing Pools substantially ceased issuing notes.10  At the same time, MMA-CDI reviewed the Program with a view to identifying a modified interest rate formula that would be sustainable in a broad range of interest rate environments.

9 The Original Order was issued on December 11, 2001.  On January 1, 2002, the applicable Treasury Rate was reset to 3.74%.
10 A note was issued during this period to Mennonite Foundation Special Charitable Gift Fund.  This note was subordinated to the outstanding Praxis notes.

Exemptive Application
January 12, 2009
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As a result of its review, MMA-CDI determined that the desired flexibility could be achieved by issuing new classes of notes (“New Notes”) that would be administered in substantially the same manner as those previously issued (“Existing Notes”) but with the following changes in connection with the computation of applicable interest rates:

➢ The interest rate paid on the New Notes would be set (and reset semi-annually) with reference to the average of the Treasury Rate over the preceding three year period (“Average Treasury Rate”) rather than the Treasury Rate in effect as of the date on which the interest rate is set or reset;

➢ The applicable rate for the near-market pool would be reduced from 90% to not less than 80% of the Average Treasury Rate and the applicable rate for the below-market pool would be reduced from 60% to not less than 50% of the Average Treasury Rate, provided that these figures would be subject to change by MMA-CDI once each year but only upon advance notice to all noteholders affected by the change and only to the extent that noteholders would be afforded the ability to tender the notes to MMA-CDI at face value (including accrued interest) and without penalty or discount; and

➢ In order to protect both noteholders and MMA-CDI, MMA-CDI proposes that interest rates on the New Notes would be subject to both an interest rate cap and an interest rate floor.  At this time, Applicants expect that the proposed cap would be 3% for the below-market pool and 4.5% for the near-market pool, with a recommended floor of between 1% and 1.5% for both pools.  These figures would be subject to change by MMA-CDI once each year [but only upon advance notice to all noteholders affected by the change and only to the extent that noteholders would be afforded the ability to tender the notes to MMA-CDI at face value (including accrued interest) and without penalty or discount.]

C.        MMA-CDI states state that the net effect of these changes would, over time likely be immaterial from an investment perspective.  With respect to the proposed transition to the Average Treasury Rate, holders of notes issued pursuant to the Requested Order would, over the full term of the investment, receive a rate of interest that is based on the prevailing Treasury Rate during the period.  From the perspective of MMA-CDI, averaging the Treasury Rate would effectively reduce the volatility in MMA-CDI’s interest rate obligation.11  This would, in turn give MMA-CDI increased flexibility in structuring the underlying loan portfolios and assist MMA-CDI in ensuring that the aggregate payments on all such loans will be sufficient to meet its obligations to noteholders.  This additional flexibility is, in MMA-CDI’s view, essential for management of the nature of community investments made by MMA-CDI, particularly in volatile and uncertain interest rate environments.

11  This management process is contemplated under the Original Order and described in the 2001 Application.  See, also, Item 4 in the summary of the conditions of the Original Order, described in Part III.A of this Application.

Exemptive Application
January 12, 2009
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With respect to the establishment of interest rate caps and floors, for each of the near–market and below-market pools,12 MMA-CDI states that the impact of this change will limit a potentially unchecked exposure to rising or falling interest rates.  As indicated above, there is a functional limit on MMA-CDI’s potential interest income from many borrowers in the community of high social impact organizations.  MMA-CDI represents that, if the money that investors, such as the Praxis funds, seek to channel to such organizations is effectively cut off in rising interest rate markets, one key purpose of the Community Development Program -- providing an alternative to traditional commercial lenders and charitable giving programs -- will be defeated.13 Correspondingly, in a declining interest rate market, the proposed interest rate floor would provide a degree of security for investors in the variable rate notes issued by the pools.

D.        Regulatory Considerations.  Applicants recognize that the impact of implementing the modifications described above may result in lower returns to holders of New Notes than would be the case if variable rate notes issued in the future included the same interest rate terms as the Existing Notes.  Applicants state, however, that the terms of any note are factors to be weighed by each investor in making an individual investment decision and, under the circumstances of this Application, does not alter the fact that the Program, and the participation of the Praxis Funds in the Program, satisfies the standards for the exemptive relief requested by this Application.

Applicants also recognize, however, that each of the Praxis Funds is effectively precluded from engaging in any transaction with MMA-CDI, including any purchase of a security issued by an Existing Pool, to the extent that any persons involved in the transaction may be participating in the transaction on a basis that is more advantageous than the Praxis Fund involved.  Accordingly, issuance of variable rate notes by the Existing Pools has been suspended and MMA-CDI expects that no additional notes will be issued by the Existing Pools unless: (i) the terms of the notes are consistent with the terms of the Original Order; and (ii) a change in the interest rate environment such that either the “mismatch” described above is eliminated or, in judgment of MMA-CDI, issuance of additional notes will not jeopardize MMA-CDI’s ability to satisfy its obligations under notes that are currently outstanding.

Part IV    ADMINISTRATION OF THE COMMUNITY DEVELOPMENT PROGRAM

A.        Investment Monitoring, Administration and Reporting.  As previously noted, MMA-CDI is responsible for all investment decisions made by MMA-CDI.  MMA-CDI does not receive a fee for its services, nor are noteholders assessed any fee or sales charge in connection with their investments.  Investment decisions are made not only with reference to the Statement of Policy, but also in consultation with the MMA-CDI Board and MMA Board.  MMA-CDI is also responsible for the provision of certain administrative services (hereinafter, “MMA-CDI Services”) relating to the programs.  These include maintaining the investment pools that fund the Community Development Program, supplying office space and personnel, preparation of offering documents associated with the offerings (including, as necessary, those requirements imposed by various states), communicating with note holders, and overseeing the activities of other organizations that provide services to MMA-CDI.  MMA-CDI realizes a minimal basis point spread on each community development investment made by MMA-CDI; this sum is allotted to cover administrative and overhead costs.14

12  Caps may also be established for future funding pools but it is anticipated that such caps, if implemented, would correspond to the investment returns and maturities of any such future pools and would not necessarily be the same as the caps proposed for the existing near market and below market pools.
13 The rate paid to below-market investors for the period from July 1, 2006 - December 31, 2006 is 2.98%, resulting in no savings in 2006 if the cap were established at 3%. As near-market investor rates were 4.47% for the same period, there would be no savings with a cap at 4.5%.  However, this policy would prevent any further increase in below-market or near-market investor rates if market interest rates should rise, unless a change in the cap would allow such increases.
14 The “spread” is the difference between the interest rate payable by a community development organization to MMA-CDI and the amount that MMA-CDI is obligated to pay to noteholders.  The term as used herein does not connote any fee or charge in the nature of a sales charge or other fee borne by any Praxis Fund or other noteholders.

Exemptive Application
January 12, 2009
Page of 13 of 28

A primary service provider to MMA-CDI is the Calvert Social Investment Foundation (“Calvert Foundation”).  The fee payable to the Calvert Foundation is a direct expense of MMA-CDI and does not affect the interest rate which MMA-CDI is obligated to pay to noteholders.  Under the terms of its administration agreement (“CIP Administration Agreement”) with MMA-CDI, the Calvert Foundation provides a variety of services to MMA-CDI.  These services relate both to the administration of investments and administration of investor records and similar matters.  The Calvert Foundation is also responsible under this agreement for the preparation of preliminary financial statements for the Existing Pools and as well as the maintenance of MMA-CDI’s financial accounts and related financial statements.  In addition, while all investment decisions made for the pools are the responsibility of MMA-CDI, the Calvert Foundation may, from time to time, identify investment opportunities for consideration by MMA-CDI. 15

It should be noted that, in keeping with their commitment to the community development investment concept, neither MMA Capital nor any other MMA affiliated organization receives any fee or compensation for administrative, advisory or other services provided to MMA-CDI (other than receipt of any investment return to which they may be entitled as holders of notes issued by any Existing Pool).  MMA-CDI may, however, reimburse MMA affiliated organizations for costs and expenses associated with MMA-CDI’s operating overhead and related expenses in accordance with customary resource cost sharing agreements among the various organizations overseen by the MMA Board.

Part V:    APPLICANTS LEGAL ANALYSIS

A.	Summary.

Applicants state that Praxis Funds and MMA-CDI are persons who may be deemed “affiliated persons” of affiliated persons of one another within the meaning of the 1940 Act.16  Applicants also state that they have treated investments made by the Praxis Funds in securities issued by MMA-CDI in connection with the Community Development Program as within the scope of transactions contemplated by Sections 17(a) and 17(d) of that Act and that such transactions have been effected in accordance with the Original Order.17

15 Investment administration services include: due diligence review of each community development organization being considered for investment by MMA-CDI, in light of those factors noted in Section III.B of this Application and such other factors as may be specified by MMA-CDI from time to time; annual reviews of each organization in which MMA-CDI invests, as well as interim reviews in connection with the renewal of investments or changes in financial conditions relating to such organizations; and ongoing monitoring of such organizations to assure that each organization continues to abide by the terms of the MMA-CDI investment. Under the CIP Administration Agreement, the Calvert Foundation also handles investor communications, administrative matters relating to compliance with state securities laws, assistance in the preparation of offering documents and recordkeeping and tax reporting relating to investor accounts.   It is expected that Calvert Foundation will perform similar services for Subsequent Pools.
16   Section 2(a)(3)(E) provides that the investment adviser of a registered investment company will be deemed to be an affiliated person of the registered company it serves.  Pursuant to Section 2(a)(3)(C) of the 1940 Act, an “affiliated person” of another person means “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”  As noted in this Application, MMA Capital is an affiliated person of the Trust.  Because the MMA Board could be deemed to have the power to exercise controlling influence over the management or policies of both MMA Capital Management and MMA-CDI,  these entities could be deemed to be “under common control” within the meaning of Section 2(a)(3) of the 1940 Act. Accordingly, MMA-CDI would likely be deemed an affiliated person of MMA Capital Management and thus “an affiliated person of an affiliated person” of the Trust, as that term is used in various provisions of Section 17 of the 1940 Act, including Sections 17(a), 17(d) and Rule 17d-1 thereof.  Similarly, any wholly-owned or controlled subsidiary of MMA-CDI (such as, for example, a not-for-profit organization that is a “disregarded entity” for purposes of the Code) would likely also be deemed an “affiliated person” of the Praxis Funds within the meaning of the 1940 Act.
17  Section 17(a)(1) generally makes it unlawful for an affiliated person of a registered investment company, or any affiliated person of such affiliated person, acting as principal, knowingly to purchase from, or sell to, such registered company any security.  Section 17(d) and Rule 17d-1 thereunder generally prohibit transactions involving registered investment companies and their affiliated persons absent the filing of an application with, and the granting of an order by, the Commission.

Exemptive Application
January 12, 2009
Page of 14 of 28

MMA-CDI further states that the modifications described in this Application are necessary in order to ensure the continuation of the Community Development Program and thus the availability of the Program to the Praxis Funds.  Although Applicants believe that these modifications are fully consistent with the policies underlying those provisions of the 1940 Act pursuant to which this Exemptive Application is based, Applicants believe the modifications may be deemed material in light of the facts set forth in the Original Application.  Except as expressly described in this Application, however, Applicants represent that the type of transaction for which relief is sought hereby is the same as that for which exemptive relief was previously granted by the Commission.  Additionally, Applicants represent that the changes proposed herein raise no additional regulatory or investor protection concerns other than those presented by the Original Application, and that all such concerns are effectively addressed by the terms and conditions of the Requested Order.

In light of the foregoing, Applicants believe that issuance of the Requested Order would be consistent with the standards of Sections 6(c), 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder.18 Specifically, Applicants state that the acquisition by the Praxis Funds of New Notes under the facts and circumstances set forth in this Application, afford a basis upon which the Commission may, consistent with its authority under the 1940 Act and the purposes and policies fairly intended by the policies and provisions of that Act, make the findings necessary to support the granting of the Requested Order.

B.	The Application Satisfies Standards for Relief Prescribed by Sections 6(c), 17(b) and 17(d) of the 1940 Act

18  Section 6(c) provides that the Commission “. . . upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”  Section 17(b) provides that the Commission may permit transactions otherwise prohibited under Section 17(a) if: (i) the terms of the proposed transaction, including consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statements and reports filed under the 1940 Act; and (iii) the proposed transaction is consistent with the general purposes underlying the 1940 Act.  Rule 17d-1 provides that the Commission may issue an order permitting transactions that are otherwise prohibited by Section 17(d) and that, in considering applications for such orders, the Commission will consider (i) whether the participation of the registered company in the transaction for which relief is sought is consistent with the provisions, policies and purposes of the 1940 Act; and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Exemptive Application
January 12, 2009
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Viewed as a whole, Sections 6(c), 17(b) and 17(d) of the 1940 Act effectively require the Commission to make the following determinations before it may approve this Application and issue the Requested Order:

➢
Section 17(b) of the 1940 Act effectively requires findings to the effect that: (i) the purchase by the Praxis Funds of variable rate notes issued by MMA-CDI in connection with the Community Investment Program is consistent with the policy of the Praxis Funds as recited in its registration statement and shareholder reports; (ii) the basis on which the Praxis Funds effect any such transactions, including consideration to be paid or received by the Praxis Funds, is fair and reasonable; and (iii) purchases of such notes are consistent with the general purposes underlying the 1940 Act.

➢
Section 17(d) of the 1940 Act and Rule 17d-1 thereunder effectively require the Commission to: (i) determine that the basis on which the Praxis Funds engage in such transactions does not involve overreaching by any person involved; (ii) consider the extent to which participation of the Praxis Funds is on a basis that is different from, or less advantageous than, that of other participants; and (iii) find that the transactions are consistent with the provisions, policies and purposes of the 1940 Act.

➢
Section 6(c) of the 1940 Act effectively requires that, before issuing the Requested Order pursuant to its authority under Section 6(c), the Commission must make a finding to the effect that the relief Applicants seek is necessary or appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants represent that the facts and circumstances set forth in this Application fully support such findings.

1.	Issuance of the Requested Order Satisfies the Requirements of Section 17(b).

a.	The policies of the Praxis Funds as recited in its registration statement and reports are consistent with purchases by the Praxis Funds of Existing Notes and New Notes.

The Praxis Funds’ commitment to community development investing is consistent with disclosed policies of the Praxis Funds.  A guiding philosophy of each of the Praxis Funds is “stewardship investing.”  In carrying out its investment program, each of the Praxis Funds seeks to use the tools of socially responsible investing and has long been authorized to commit up to 3% of their respective assets to community development investments that present opportunities for furthering the social and economic well-being of disadvantaged individuals and their communities.  Disclosure relating to the core commitment to stewardship investing principles has been included in the prospectuses relating to the Praxis Funds since May 1999.  Additionally, the prospectus and/or statement of additional information for the Praxis Funds includes disclosure designed to inform investors about the risks that may be associated with the investments in community development investing, including the fact that such investments offer a rate of return below the market rate prevailing at the time of the investment. Community development investments are also scheduled in shareholder reports and in other filings, such as Form N-CSR and Form NQ, required to be made with the Commission (“Required Reports”).

Exemptive Application
January 12, 2009
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Purchases of Existing Notes and New Notes are the functional equivalent of direct community development investments.  Applicants state that, from an investment perspective, the purchase of notes issued in connection with the Program is the functional equivalent of direct community development investments, both from the perspective of traditional credit risk analysis and risks associated with investments in illiquid securities.  Under these circumstances, Applicants represent that purchases of such notes by the Praxis Funds in accordance with either the Original Order or the Requested Order are consistent with the investment policies and restrictions of the Praxis Funds to the same extent as direct community development investments.

Applicants further state that participation by the Praxis Funds in the Program in accordance with the Original Order was approved at a meeting of the Praxis Board held on February 17, 2001 and, in accordance with procedures adopted by the Praxis Board, its continuance is approved at least annually.  This participation is also disclosed in the prospectus and/or statement of additional information relating to the Praxis Funds, as well as other Required Reports.  Further, the Praxis Funds’ participation in the Program is subject to periodic monitoring by the Praxis Board to ensure compliance with the polices and procedures adopted by the Praxis Board, as well as the annual review by the Praxis Board of the continued participation of each Fund in the Program.  Finally, disclosure relating to community development investing and the Praxis Funds’ participation in the Program is included in the prospectus for the Praxis Funds.  Such disclosure describes certain investment considerations relevant to community development investments, including the fact that such investments are illiquid, yield below market returns and are of low quality; and summarize the manner in which the MMA-CDI Program is managed.

b.   The basis on which the Praxis Funds effect transactions related to the Program, and in the manner set forth herein, is fair and reasonable.  The terms of the notes are expected to be the same except for those terms that will have been specifically selected by the noteholder (i.e. the identity of the issuing pool and the principal amount).  In any event, Applicants state that the pools will not offer notes to any investors if the terms of such note may be reasonably expected to be more advantageous than the terms of the notes that the Praxis Funds are permitted to purchase under the terms of the Requested Order.

Exemptive Application
January 12, 2009
Page of 17 of 28

Proceeds derived by MMA-CDI from the sale of notes are commingled with the assets of all other investors in the issuing pool.  Noteholders are not able to direct their investment to a particular community development organization that, for example, the investor believes may be more likely to meet its obligations.  Under these circumstances, there can be no opportunity for any noteholder to participate in revenues received from investments made by MMA-CDI on a basis that is more advantageous than any other holder of any other note of the same class.19  In particular, each of the Praxis Funds will be given the opportunity to purchase, and if possible, liquidate their notes on terms that are no less advantageous than those upon which any MMA-affiliated organization is permitted to purchase or liquidate variable rate notes issued by the pools.

Applicants further state that, in the context of the commitment of the Praxis Fund to community development investing, use of MMA-CDI and the pools to implement this policy benefits the Praxis Funds and does not give rise to the abuses that Section 17(a) of the 1940 Act was designed to prevent.

The purpose of this provision is to prohibit self-dealing by affiliated persons of investment companies (1 Loss, Securities Regulation, 2nd ed., at 149-150).  The policy rationale underlying Section 17(a) is concern that an affiliated person of a registered investment company, by virtue of its relationship, could cause the registered investment company to purchase securities of poor quality from the affiliated person or to overpay for such securities.

Under the circumstances of this Application, the potential for the type of self-dealing addressed by Section 17(a) is not present.  In particular, Applicants point to the fact that only a very limited portion of the assets of any Praxis Fund is or will be permitted to be invested in community development investments and/or notes, and that each Praxis Fund will determine the principal amount of and the term to maturity associated with, any purchase of such notes.  Applicants recognize that, like all community development investments, a purchase of notes is likely to be both illiquid and carry with it the risk that the underlying community development organizations will be unable to meet their financial obligations.  Applicants state, however, that the Praxis Board has authorized the Praxis Funds to make such investments and represent that MMA-CDI offers a means to make such investments more efficiently, at lower cost and, because a number of community development organizations will be represented in the MMA-CDI portfolio of investments, with a reduced risk of loss due to diversification.

c.  The transactions contemplated by this Application are consistent with the general purposes of the 1940 Act.

19 As previously noted, MMA-CDI may seek program grants and other support for the purpose, among other things, of providing loan loss reserves and similar arrangements for noteholders. Applicants represent that, to the extent that funding for such arrangements is obtained, their benefits will be shared equally among the holders of all notes issued by the pool to which such protection applies, other than any Sustaining Investor that has chosen to fund such arrangement.

Exemptive Application
January 12, 2009
Page of 18 of 28

The ability to implement their community development investment program through MMA-CDI affords the Praxis Funds more flexibility and economies of scale in carrying out their stated investment objectives and policies.  Applicants state that a core feature of the Praxis Funds is their commitment to “stewardship investing” and, further that the expectation of shareholders of the Praxis Funds is that community development investing will comprise a part of this commitment.  In this context, it is appropriate that the Praxis Funds, working through their investment adviser, should seek to implement the community development program efficiently and cost-effectively.  Both the initial approval of MMA-CDI as a vehicle for community development investing and continuing use by the Praxis Funds of this vehicle reflect Applicants’ view that the purchase of notes helps the Praxis Funds achieve this goal.  The Praxis Funds are relieved of detailed due diligence, placement and processing functions that each Praxis Fund would otherwise be required to perform in order to identify and invest in individual community development organizations; additionally, investment in these notes on the terms contemplated by this Application also allows the Praxis Funds to reduce or eliminate expenses associated with the maintenance of a number of small positions in the investment portfolio of each of the Praxis Funds.  Another benefit is the added protection of investing in a “diversified” group of community development organizations and thus mitigating the potential impact that a default by one of these organizations would have on the Funds.

2.	Issuance of the Requested Order Satisfies the Requirements of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder effectively require the Commission to: (i) determine that the basis on which the Praxis Funds engages in such transactions does not involve overreaching by any person involved; (ii) consider the extent to which participation of the Praxis Funds is on a basis that is different from, or less advantageous than, that of other participants; and (iii) find that the transactions are consistent with the provisions, policies and purposes of the 1940 Act.

a.
The basis on which the Praxis Funds engage in transactions contemplated by this Application (i) does not involve overreaching by any person involved and (ii) does not involve the participation of the Praxis Funds on a basis that is different than or more advantageous than, that of other participants.

Applicants assert that the proposed purchase by the Praxis Funds of notes issued by the Existing Pools in the manner described in this Application will not be on a basis that is less advantageous than similar purchases by any other prospective purchaser of such notes.  Applicants assert that the fact that promissory notes evidencing the interests of each holder of variable rate notes and specifying the rights of each such note holder are the same except for those terms that will have been specifically selected by the note holder (i.e. the identity of the issuing pool and the principal amount) are an effective safeguard against the possibility that any person involved in an offering or sale by the Existing Pools would be in a position to overreach the Praxis Funds in connection with any such purchase.  Applicants also state that the decision to invest in any notes issued by any Existing Pool must be made solely by the Praxis Funds’ investment adviser, in a manner that is consistent with the procedures adopted by the Praxis Board, the fiduciary duties of MMA Capital and subject to the oversight responsibilities of the Praxis Board.  Additionally, and as noted above, each of the Praxis Funds will be given the opportunity to purchase, and the right to liquidate their interests in any Existing Pool on terms that are no less advantageous than those upon which any MMA-affiliated organization is permitted to purchase or liquidate interests in such pools held by any MMA-affiliated organization.

Exemptive Application
January 12, 2009
Page of 19 of 28

b.
The transactions are consistent with the general purposes of the 1940 Act.  The circumstances set forth above with respect to the basis upon which an order of exemption under Section 17(b) is appropriate, also support the similar finding required to be made by the Commission in order to issue an order under Section 17(d) of the 1940 Act and in accordance with Rule 17d-1 thereunder.

Applicants also point out that the circumstances surrounding the proposed acquisition by the Praxis Funds of variable rate notes issued by the Existing Pools and the manner in which MMA-CDI will conduct both the offering of such notes and its community development investment program lack any element of profit motive, which the courts and the Commission have stated must be present in order to support a finding that the policies underlying Section 17(d) and Rule 17d-1 under the 1940 Act have been violated.20 While it is decidedly the case that holders of notes issued by the Existing Pools are expected to earn income from their investment in MMA-CDI, it is equally the case that any note holders will, in effect, be sustaining a loss to the extent that such investor could have invested in securities that would earn a prevailing rate of interest.

Additionally, Applicants also note that the Commission has permitted affiliated persons to co-invest in “for profit” ventures and thus assert that the mere fact that an enterprise includes both a registered investment company and affiliated persons of that company has not, in and of itself, been a bar to such a “joint arrangement.”  The Commission has provided relief pursuant to Section 17(d) and Rule 17d-1(a) to Van Wagoner Funds, Inc., a registered investment company in a case where the fund was a co-investor with an affiliate.21  Applicants state that a primary feature of that order appears to have been the ability of the board of directors of the funds involved to specifically pass upon each co-investment opportunity, including any opportunity for “follow-on” investments in any venture capital enterprise.22  A corresponding safeguard in this Application is that oversight of the participation of the Praxis Funds in the Program is a direct responsibility of the Praxis Board.

20 See Rule 17d-1(c); 17 C.F.R. 270. 17d-1(c) (requiring participation in an "enterprise or undertaking" or sharing of profits); SEC v. Talley Industries, Inc., [1967-1969 Transfer Binder] Fed. Sec. L. Rep. (CCH)  92,240, at 97,103 (2d Cir. 1968) (requiring "some element of 'combination' " for Section 17(d) to apply), cert. denied, 393 U.S. 1015 (1969); In the Matter of Steadman Security Corp., Investment Company Act Release No. 9830, [1977-1978 Transfer Binder] Fed. Sec. L. Rep. (CCH)  81,243, at 88,339 (June 29, 1977) (requiring a "causal nexus or a quid pro quo" between the relevant transactions in order to prove the necessary element of "some sort of 'combination' " under Section 17(d)); In the Matter of Steadman Security Corp., Administrative Proceeding File No. 3-3101, [1974-1975 Transfer Binder] Fed. Sec. L. Rep. (CCH)  80,038, at 84,848 (Dec. 20, 1974) (requiring a profit motive or an element of investment to sustain a Section 17(d) violation).
21 See Investment Company Act Release Nos.  23954 (August 19, 1999)(Notice) and 24012 (September 14, 1999)(Order).  A notice of an application to amend this order was published on April 10, 2000 (Investment Company Act Release No.  24386); if granted, the amendment would extend the terms of the prior order to additional portfolios of the investment company involved.
22   This feature was likely crafted to mitigate the possibility that a fund affiliate might choose to invest in a manner that disadvantaged the fund either by usurping an attractive opportunity that might otherwise be available to the fund or, conversely, by declining a less attractive opportunity, but nevertheless permitting the fund to make that investment.  Applicants assert that the potential for such “overreaching” in the instant case, if it exists at all, is limited by the fact that the notes relating to community development investments carry with them little, if any, expectation of capital gain or profit in traditional investment terms.

Exemptive Application
January 12, 2009
Page of 20 of 28

3. The Requested Order meets the standard of Section 6(c) of the 1940 Act in that such relief is necessary or appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants state that a core feature of the Praxis Funds is their commitment to “stewardship investing” and, further that the expectation of shareholders of the Praxis Funds is that community development investing will comprise a part of this commitment.  In this context, it is appropriate that the Praxis Funds’ investment adviser, on behalf of the Praxis Funds and subject to Board oversight, should seek to implement the community development program efficiently and cost-effectively.  Both the initial approval of MMA-CDI as a vehicle for community development investing and continuing use by the Praxis Funds of this vehicle reflect Applicants’ view that the purchase of variable rate notes issued by the Existing Pools helps the Praxis Funds achieve this goal.  Applicants state that, by purchasing such notes, the Praxis Funds are relieved of detailed due diligence, placement and processing functions that each Praxis Fund would otherwise be required to perform in order to identify and invest in individual community development organizations.  The purchase of variable rate notes issued by the Existing Pools also allows the Praxis Funds to reduce or eliminate expenses associated with the maintenance of a number of small positions in the investment portfolio of each of the Praxis Funds.  Another benefit is the added protection of investing in a “diversified” group of community development organizations and thus mitigating the potential impact that a default by one of these organizations would have on the Funds.

Applicants also believe that the terms of the proposed transaction are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policies and provisions of the 1940 Act.  Further, Applicants state that the purpose of both the Original Application and this Application is to facilitate the ability of the Praxis Funds to carry out their mandated commitment to community development investing as part of the Trust’s overall commitment to stewardship investing.  Applicants represent that the purchase by the Praxis Funds of variable rate notes issued by the Existing Pools as a vehicle for such investments benefit the Praxis Funds and their shareholders.

In addition, Applicants represent that the Requested Order is in the interests of the public generally in that it will facilitate a program which focuses on the development of economic opportunities through financial support of the community development organization, a policy that is currently on the national agenda as a means to furthering economic development in undeveloped communities.

Exemptive Application
January 12, 2009
Page of 21 of 28

C.         Discussion of Applicable Precedent and Policies.

The Commission has addressed the particular issues raised herein, as they relate to community development investing, on two previous occasions.  One of those prior occasions was the Original Order, which is discussed in detail above.  The other prior occasion was an order substantially similar to the Requested Order that was granted by the Commission to the Calvert Social Investment Fund (“CSIF”) and its affiliate, The Calvert Foundation.  The facts underlying the Calvert Application were very similar to those presented here. In the Calvert situation, CSIF had a disclosed policy of participating in community development investing (referred to in the Calvert Application as “high social impact investing” or “HSII”); CSIF sought the ability to streamline the detailed and costly process of engaging in HSII by purchasing securities issued by the Calvert Foundation, an entity dedicated to community development investing and related endeavors; and the securities to be issued by the Calvert Foundation were to be offered to CSIF in principal amounts and terms to maturity selected by CSIF.

There are, however, certain differences between the Calvert Application and the instant Application. Applicants assert that these differences do not render the Calvert Application inapplicable as substantial precedent for the Requested Order.

First, in the Calvert situation, CSIF had already commenced a program of direct investment in community development organizations and experienced first-hand the difficulties associated with managing its HSII portfolio. Applicants state that one of the reasons that MMA sought the advice of the Calvert Foundation in structuring its community development investment program was to draw on the experience of the Calvert organization in the emerging area of community development investing, in an effort to avoid to the greatest extent possible the inefficiencies and expenses inherent in making investments in community development organizations.  Thus, Applicants state, the fact that the Praxis Funds do not have direct investment experience should not be an impediment to the issuance of the Requested Order.

Second, the Calvert Foundation offered its investors, including CSIF, the ability to select a rate of return on securities purchased within a specified range.  Applicants assert, however, that the ability to select a specific rate of return within the offered range is a matter relevant to a determination of whether the purchase of variable rate notes issued by the funding pools is appropriate in light of the investment policies and objectives (including the social objectives) of the individual Praxis Funds.  It is not an indication of whether the proposed purchase of the notes is inconsistent with the policies and purposes underlying the 1940 Act or of any increased potential for overreaching on the part of any party to the proposed transactions.23

23 In this regard, Applicants point again to the fact that note holders will be investing with a view to obtaining a “social return” rather than with the goal of maximizing investment return; moreover each note holder will have made a decision to forgo the opportunity to obtain a market rate of investment return in exchange for the opportunity for “social return” that community development investing provides.

Exemptive Application
January 12, 2009
Page of 22 of 28

Third, the Calvert Foundation already obtained certain grants from philanthropic organizations not affiliated with CSIF or the Calvert Foundation24 and a portion of this funding had already been committed to loan loss reserves and similar arrangements for the benefit of Calvert Foundation note holders.  Once again, Applicants state that the availability of such credit enhancing arrangements is a matter relevant to a determination of whether the purchase of the notes is appropriate in light of the investment policies and objectives (including the social objectives) of the individual Praxis Funds.

In addition to the forgoing differences between the structures of the HSII program that was the subject of the Calvert Order and the MMA-CDI program described here, Applicants state that the Calvert Order included a specific condition that no affiliate of CSIF’s investment adviser or any subadviser would invest in notes issued by the Calvert Foundation.  Applicants do not believe that such a condition is necessary for the protection of the Praxis Fund shareholders or to assure that the contemplated transactions are consistent with the policies underlying the 1940 Act.  Applicants’ conclusion in this regard is based on two factors.

Applicants assert that the creation of MMA-CDI grew out of the desire of a faith based investment organization to reduce the administrative difficulties traditionally associated with community development investing.  Fundamental to this effort are the resources that MMA affiliated organizations have contributed to, and are expected to continue to contribute to, MMA’s community development investment program, including MMA-CDI.  These resources, Applicants believe, will not only increase the social impact that community development investments will have on the communities in which they are made, but will enhance MMA-CDI’s ability to meet its obligations to note holders.25

In addition, as noted above, MMA-CDI anticipates that it will seek direct funding through direct grants and similar mechanisms, a part of which may be made available for “first loss” and “loss reserve” programs.  Applicants believe, however, that the likelihood that such efforts will be successful may depend on the extent to which MMA-affiliated organizations are themselves able to demonstrate a commitment to the community development concept and the MMA-CDI program in particular.  If MMA-affiliated organizations are precluded from acquiring variable rate notes issued by the funding pools, Applicants believe that MMA-CDI will be substantially disadvantaged in its effort to develop a sound and stable investment program.

24 As noted in the Calvert Application, Acacia National Life Insurance Company, an affiliate of the Calvert group of investment companies had also provided a grant to the Calvert Foundation.
25 One facet of this contribution is the expertise that MMA-affiliated organizations have developed with respect to community development investing and MMA’s access to the research and selection processes developed by the Calvert Foundation with respect to all community development investing.

Exemptive Application
January 12, 2009
Page of 23 of 28
ORDER  REQUESTED

The Commission is authorized by Section 6(c) of the 1940 Act to exempt any person, security, or transaction, or any class of securities, or transactions from any provision of the 1940 Act or any rule thereunder, “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act.”  Further, the Commission also permits persons to file with the Commission an application for an order exempting a proposed transaction of the applicant from one or more provisions of this subsection under Section 17(b) of the 1940 Act.  The Commission may grant such application and issue such order of exemption if: (i) the terms of the proposed arrangement transaction, including the consideration to be paid or received are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed arrangement is consistent with the policy of each registered investment company concerned as recited in its registration statement and reports; and (iii) the proposed arrangement is consistent with the general purposes of this section.  Finally, the Commission may consider granting an exemption from Section 17d-1 and Rule 17d-1(a) thereunder.

For the reasons previously set forth above, Applicants believe that the Requested Order is appropriate in the public interest and consistent with the protection of investors and the policies and purposes of the 1940 Act, and therefore, should be granted.

Exemptive Application
January 12, 2009
Page of 24 of 28
OTHER MATTERS

Pursuant to Rule 0-2(c) under the 1940 Act, each Applicant hereby states that its Board of Trustees/Directors, by resolutions duly adopted and attached hereto as Exhibits B-1 and B-2, has authorized its officers to prepare, or cause to be prepared, to execute and to file with the Commission this Application and any amendments thereto and to take any and all necessary or appropriate actions.   Pursuant to Rule 0-2, each Applicant hereby states that its address, and those individuals to whom communications and questions concerning the Application should be directed are set forth on the cover page of this Application.

Pursuant to Rule 0-5, a draft Notice of Application is attached hereto as Exhibit C.  It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.  All requirements for the execution and filing of this Application by each Applicant have been complied with.

IN WITNESS WHEREOF, each of the Applicants has caused this Application to be duly executed as of the date indicated below.

Respectfully submitted,

MMA Praxis Mutual Funds

Dated: January 15, 2009	By: /s/ David C. Gautsche________
Name: David C. Gautsche
Title: Assistant Vice President

MMA Community Development Investments, Inc.

Dated: January 15, 2009	By: /s/ David C. Gautsche________
Name: David C. Gautsche
Title: Assistant Vice President

Exemptive Application
January 12, 2009
Page of 25 of 28

EXHIBIT INDEX

Sequential
Page Number

A-1	Authorizing Resolutions of MMA Praxis Mutual Funds	A-1

A-2	Authorizing Resolutions of MMA Community Development Investments, Inc.	A-3

Exemptive Application
January 12, 2009
Page of 26 of 28

EXHIBIT A-1
Authorization
Rule 0-2(c) (1)

MMA PRAXIS MUTUAL FUNDS

CERTIFICATE OF
RESOLUTIONS ADOPTED BY THE
BOARD OF TRUSTEES ON NOVEMBER 17, 2008

I, Jaime Alverez, do hereby certify that I am the Secretary of MMA Praxis Mutual Funds (the “Trust”).  I hereby certify that the following resolutions were duly adopted by the Board of Trustees of the Trust on November 17, 2008, that such resolutions are in full force and effect as of the date hereof and that I am fully authorized to so certify.

Authorization to File Exemptive Order Application Relating to Funds.

WHEREAS, the Funds received an order (“Existing Order”) on December 11, 2001 from the U.S. Securities and Exchange Commission (“Commission”) under Sections 6(c) and 17(b) of the Investment Company Act of 1940 for an exemption from Sections 17(a) and (d) of the Act and Rule 17d-1 under the Act permitting the Trust and its series (“Funds”) to invest in certain securities issued by MMA-CDI (“CDI-Notes”), subject to conditions described in the application supporting the order; and

WHEREAS, at its November 20, 2006 meeting, the Board of Trustees approved certain revisions to the terms of the MMA-CDI program through which the Funds invest in CDI-Notes (the “Program”), pursuant to which, if approved by the Commission, the Funds would be authorized to continue to invest in the Program; and

WHEREAS, an application seeking those revisions to the Existing Order has not yet been filed with the Commission; and

WHEREAS, MMA Capital and Trust management, in consultation with MMA and MMA-CDI, have recommended that the Board of Trustees approve certain further revisions to the terms of the Program, as presented at this meeting, and authorize the filing of an application for an order to obtain Commission approval for those revisions; now therefore be it

RESOLVED, that the proposed revisions to the Existing Order, as presented at this meeting, subject to approval by the Commission, be, and they hereby are, approved on behalf of the Trust; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed on behalf of the Trust and in its name to prepare, execute and cause to be filed with the Commission an application or applications in such form as such officers, on the advice of counsel and with the agreement of Trust counsel, may deem necessary or appropriate for an exemption pursuant to Section 17(b) of the Investment Company Act of 1940, or any other appropriate section, from the provisions of Section 17, in connection with the proposed acquisition by the Funds of certain investment securities that are proposed to be issued by an entity that may be deemed to be an affiliate of MMA Capital, as presented at this meeting; and it is

Exemptive Application
January 12, 2009
Page of 27 of 28

FURTHER RESOLVED, that such officers be, and each hereby is, authorized to take such actions in connection with such application or applications as the officer or officers so acting may deem necessary or appropriate, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment or amendments to such application or applications.

IN WITNESS WHEREOF, I have hereunto set my hand this 15th day of January, 2009.

____/s/ Marlo Kauffman_________

Name:  Marlo Kauffman
Title:     Vice President

Exemptive Application
January 12, 2009
Page of 28 of 28

EXHIBIT A-2
Authorization
Rule 0-2(c) (1)

MMA COMMUNITY DEVELOPMENT INVESTMENTS, INC.

CERTIFICATE OF
RESOLUTIONS ADOPTED BY THE
BOARD OF DIRECTORS ON OCTOBER 16, 2008

I, Jaime Alvarez, do hereby certify that I am the Secretary of MMA Community Development Investments, Inc. (“MMA-CDI”).  I hereby certify that the following resolutions were duly adopted by the Board of Directors of MMA-CDI on October, 16, 2008, that such resolutions are in full force and effect as of the date hereof and that I am fully authorized to so certify.

BE IT RESOLVED that the officers of MMA Community Development Investments, Inc. be, and they hereby are, authorized and directed on behalf of MMA Community Development Investments and in its name to join with MMA Praxis Mutual Funds (the “Funds”) as a co-applicant in an application to the Securities and Exchange Commission for exemptive relief pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") from Sections 17(a)(1) and 17(a)(2), and from Section 17 of the 1940 Act, Permitting Certain Transactions in Accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder pursuant to Rule 17d-1(a) of the 1940 Act as well as such other related relief as shall be necessary to permit the Funds to purchase certain variable rate notes issued by investment pools established by MMA Community Development Investments, and

FURTHER RESOLVED that such officers be, and each hereby is, authorized to take such actions in connection with such application or applications as the officer or officers so acting may deem necessary or appropriate including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment or amendments to such application or applications.

IN WITNESS WHEREOF, I have hereunto set my hand this 15th day of January, 2009.

____/s/ Jaime Alvarez__________

Name:  Jaime Alvarez
Title:     Secretary